

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 3, 2012

<u>Via E-Mail</u>
Francis Biscan, Jr.
Principal Executive Officer
Tara Gold Resources Corp.
375 N. Stephanie St.
Bldg. 2, Ste. #211
Henderson, NV  89014

> **Re:     Tara Gold Resources Corp.
> Form 8-K
> Filed June 15, 2012
> File No.  000-29595**

Dear Mr. Biscan:

We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jamie Kessel

Jamie Kessel
Staff Accountant
Office of Beverages, Apparel and Mining